United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b). 82- ______.)

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm	F-2

Condensed Consolidated Balance Sheets as of June 30, 2007 and December 31 , 2006	F-3

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 and for the six-month periods ended June 30, 2007 and 2006	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 and for the six-month periods ended June 30, 2007 and 2006	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 and for the six-month periods ended June 30, 2007 and 2006
F-7

Notes to the Condensed Consolidated Interim Financial Information	F-8

Supplemental Financial Information	S-1

PricewaterhouseCoopers
Rua da Candelaria, 65 11° – 15°
20091 -020 Rio de Janeiro, RJ – Brasil
Caixa Postal 949
Telephone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of June 30, 2007, and the related condensed consolidated statements of income, of cash flows and of changes in stockholder’s equity for each of the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 and for the six-month periods ended June 30, 2007 and June 30, 2006. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein), and in our report dated March 7, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, RJ
July 31, 2007

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

		December
	June 30, 2007	31, 2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,774	4,448
Accounts receivable
Related parties	449	675
Unrelated parties	3,642	2,929
Loans and advances to related parties	110	40
Inventories	3,327	3,493
Deferred income tax	588	410
Recoverable taxes	469	414
Others	442	531

	10,801	12,940

Property, plant and equipment, net, and intangible assets	47,698	38,007
Investments in affiliated companies, joint ventures and other investments	2,446	2,353
Other assets
Goodwill on acquisition of subsidiaries	3,304	4,484
Loans and advances
Related parties	1	5
Unrelated parties	125	109
Prepaid pension cost	1,329	977
Prepaid expenses	237	360
Judicial deposits	998	852
Advances to suppliers — energy	560	443
Recoverable taxes	282	305
Unrealized gains on derivative instruments	391	22
Others	143	69

	7,370	7,626

TOTAL	68,315	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

		December
	June 30, 2007	31, 2006
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,047	2,382
Payroll and related charges	468	451
Minimum annual dividends attributed to stockholders	856	1,494
Current portion of long-term debt — unrelated parties	755	711
Short-term debt	—	723
Loans from related parties	35	25
Provision for income taxes	1,245	817
Taxes payable	94	119
Employees post-retirement benefits	116	107
Others	574	483

	6,190	7,312

Long-term liabilities
Employees post-retirement benefits	1,932	1,841
Long-term debt — unrelated parties	18,284	21,122
Provisions for contingencies (Note 14 (c))	1,800	1,641
Unrealized loss on derivative instruments	708	705
Deferred income tax	5,733	4,527
Provisions for asset retirement obligations	734	676
Others	1,491	618

	30,682	31,130

Minority interests	2,358	2,811

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 11)
Preferred class A stock - 3,600,000,000 no-par-value shares authorized and 959,758,200 issued	4,919	4,702
Common stock - 1,800,000,000 no-par-value shares authorized and 1,499,898,858 issued	7,776	3,806
Treasury stock - 15,170,644 preferred and 28,291,020 common shares	(389)	(389)
Additional paid-in capital	498	498
Mandatory convertible notes in common shares	1,288	—
Mandatory convertible notes in preferred shares	581	—
Other cumulative comprehensive income (deficit)	227	(1,004)
Undistributed retained earnings	6,233	9,555
Unappropriated retained earnings	7,952	2,505

	29,085	19,673

TOTAL	68,315	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (unaudited)

				Six-month periods ended
	Three-month periods ended			June 30,
	June 30,	March 31,	June 30,
	2007	2007	2006	2007	2006
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	7,667	6,634	3,286	14,301	6,046
Revenues from logistic services	414	331	362	745	651
Aluminum products	724	649	640	1,373	1,069
Other products and services	94	66	25	160	37

	8,899	7,680	4,313	16,579	7,803

Taxes on revenues	(207)	(191)	(167)	(398)	(317)

Net operating revenues	8,692	7,489	4,146	16,181	7,486

Operating costs and expenses

Cost of ores and metals sold	(3,075)	(3,813)	(1,350)	(6,888)	(2,606)
Cost of logistic services	(227)	(188)	(196)	(415)	(370)
Cost of aluminum products	(431)	(369)	(324)	(800)	(581)
Others	(51)	(20)	(14)	(71)	(22)

	(3,784)	(4,390)	(1,884)	(8,174)	(3,579)
Selling, general and administrative expenses	(266)	(268)	(212)	(534)	(380)
Research and development	(152)	(113)	(101)	(265)	(172)
Others	(111)	(16)	(76)	(127)	(146)

	(4,313)	(4,787)	(2,273)	(9,100)	(4,277)

Operating income	4,379	2,702	1,873	7,081	3,209

Non-operating income (expenses)
Financial income	77	121	45	198	87
Financial expenses	(508)	(659)	(245)	(1,167)	(458)
Foreign exchange and monetary gains, net	932	770	28	1,702	287
Gain on sale of investments	674	—	338	674	347

	1,175	232	166	1,407	263

Income before income taxes, equity results and minority interests	5,554	2,934	2,039	8,488	3,472

Income taxes
Current	(1,483)	(833)	(158)	(2,316)	(400)
Deferred	87	191	(80)	278	(133)

	(1,396)	(642)	(238)	(2,038)	(533)

Equity in results of affiliates and joint ventures and other investments	156	138	184	294	340
Minority interests	(219)	(213)	(105)	(432)	(228)

Net income	4,095	2,217	1,880	6,312	3,051

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (unaudited)

				Six-month periods ended
	Three-month periods ended			June 30,
		March 31,
	June 30, 2007	2007	June 30, 2006	2007	2006
Cash flows from operating activities:
Net income	4,095	2,217	1,880	6,312	3,051
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	525	392	205	917	386
Dividends received	153	90	98	243	210
Equity in results of affiliates and joint ventures	(156)	(138)	(184)	(294)	(340)
Deferred income taxes	(87)	(191)	80	(278)	133
Gain on sale of investments	(674)	—	(338)	(674)	(347)
Foreign exchange and monetary losses (gains), net	(1,224)	(772)	(75)	(1,996)	(366)
Unrealized derivative losses (gains), net	(168)	(85)	51	(253)	95
Minority interests	219	213	105	432	228
Interest payable (receivable), net	(57)	173	40	116	12
Others	(25)	23	(2)	(2)	57
Decrease (increase) in assets:
Accounts receivable	(492)	103	(346)	(389)	(184)
Inventories	(264)	673	(23)	409	(40)
Others	499	(404)	(38)	95	(146)
Increase (decrease) in liabilities:
Suppliers	428	46	103	474	(264)
Payroll and related charges	104	(161)	47	(57)	(61)
Income taxes	503	(54)	175	449	(3)
Others	251	157	(34)	408	(206)

Net cash provided by operating activities	3,630	2,282	1,744	5,912	2,215

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(1)	—	1	(1)	(6)
Repayments	—	10	—	10	3
Others	(1)	—	(35)	(1)	13
Judicial deposits	(31)	(32)	(12)	(63)	(35)
Additions to investments	(42)	(52)	(2)	(94)	(4)
Additions to property, plant and equipment	(1,633)	(1,106)	(961)	(2,739)	(1,816)
Proceeds from disposal of investments	908	—	418	908	432
Proceeds from disposals of property, plant and equipment	—	—	29	—	38
Cash used to acquire subsidiaries, net of cash acquired	(903)	(2,023)	—	(2,926)	—

Net cash used in investing activities	(1,703)	(3,203)	(562)	(4,906)	(1,375)

Cash flows from financing activities:
Short-term debt, additions	1,493	497	1,772	1,990	2,394
Short-term debt, repayments	(2,485)	(206)	(1,837)	(2,691)	(2,409)
Loans
Related parties
Additions	136	117	1	253	11
Repayments	(121)	(113)	29	(234)	(11)
Issuances of long-term debt
Others	49	6,463	4	6,512	1,351
Repayments of long-term debt
Others	(3,940)	(6,205)	(200)	(10,145)	(521)
Treasury stock	—	—	(25)	—	(25)
Mandatorily convertible notes	1,869	—	—	1,869	—
Interest attributed to stockholders	(825)	—	(669)	(825)	(669)
Dividends to minority interest	(224)	(61)	—	(285)	—

Net cash provided by (used in) financing activities	(4,048)	492	(925)	(3,556)	121

Increase (decrease) in cash and cash equivalents	(2,121)	(429)	257	(2,550)	961
Effect of exchange rate changes on cash and cash equivalents	(59)	(65)	(7)	(124)	(108)
Cash and cash equivalents, beginning of period	3,954	4,448	1,644	4,448	1,041

Cash and cash equivalents, end of period	1,774	3,954	1,894	1,774	1,894

Cash paid during the period for:
Interest on short-term debt	(39)	(1)	(5)	(40)	(6)
Interest on long-term debt	(399)	(205)	(73)	(604)	(167)
Income tax	(1,255)	(606)	(31)	(1,861)	(218)

Non-cash transactions
Income tax paid with credits	(193)	(119)	(40)	(312)	(70)
Interest capitalized	(21)	(22)	(31)	(43)	(62)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Six-month periods ended June 30,
	June 30, 2007	March 31, 2007	June 30, 2006	2007	2006
Preferred class A stock (including six special shares)
Beginning of the period	4,702	4,702	4,702	4,702	2,150
Capital increase	—	—	—	—	2,552
Transfer from undistributed retained earnings	217	—	—	217	—

End of the period	4,919	4,702	4,702	4,919	4,702

Common stock
Beginning of the period	3,806	3,806	3,806	3,806	3,806
Transfer from undistributed retained earnings	3,970	—	—	3,970	—

End of the period	7,776	3,806	3,806	7,776	3,806

Treasury stock
Beginning of the period	(389)	(389)	(88)	(389)	(88)
Acquisitions	—	—	(25)	—	(25)

End of the period	(389)	(389)	(113)	(389)	(113)

Additional paid-in capital
Beginning of the period	498	498	498	498	498

Mandatory convertible notes in common shares
Change in the period and end of the period	1,288	—	—	1,288	—

Mandatory convertible notes in preferred shares
Change in the period and end of the period	581	—	—	581	—

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(1,672)	(1,628)	(2,006)	(1,628)	(2,856)
Change in the period	1,208	(44)	118	1,164	968

End of the period	(464)	(1,672)	(1,888)	(464)	(1,888)

Unrealized gain on available-for-sale securities
Beginning of the period	586	271	132	271	127
Change in the period	(381)	315	(20)	(66)	(15)

End of the period	205	586	112	205	112
Surplus (deficit) accrued pension plan
Beginning of the period	344	353	—	353	—
Change in the period	128	(9)	—	119	—

End of the period	472	344	—	472	—

Cash flow hedge
Beginning of the period	(10)	—	—	—	—
Change in the period	24	(10)	—	14	—

End of the period	14	(10)	—	14	—

Total other cumulative comprehensive income (deficit)	227	(752)	(1,776)	227	(1,776)

Undistributed retained earnings
Beginning of the period	9,992	9,555	4,687	9,555	4,357
Transfer from unappropriated retained earnings	428	437	18	865	348
Transfer to capital stock	(4,187)	—	—	(4,187)	—

End of the period	6,233	9,992	4,705	6,233	4,705

Unappropriated retained earnings
Beginning of the period	4,285	2,505	4,824	2,505	3,983
Net income	4,095	2,217	1,880	6,312	3,051
Dividends and interest attributed to stockholders Preferred class A stock	—	—	(513)	—	(513)
Common stock	—	—	(787)	—	(787)
Appropriation to reserves	(428)	(437)	(18)	(865)	(348)

End of the period	7,952	4,285	5,386	7,952	5,386

Total stockholders’ equity	29,085	22,142	17,208	29,085	17,208

Preferred class A stock (including six special shares)	959,758,200	959,758,200	959,758,200	959,758,200	959,758,200
Common stock	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock
Beginning of the period	(43,461,664)	(43,463,536)	(28,313,936)	(43,463,536)	(28,313,936)
Sales	—	1,872	(1,281,100)	1,872	(1,281,100)

End of the period	(43,461,664)	(43,461,664)	(29,595,036)	(43,461,664)	(29,595,036)

	2,416,195,394	2,416,195,394	2,430,062,022	2,416,195,394	2,430,062,022

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including six special shares)	—	—	0.54	—	0.54
Common stock	—	—	0.54	—	0.54
The accompanying notes are an integral part of this condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 9.

On June 30, 2007, the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.	100.00	100.00	Switzerland	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
CVRD Inco (2)	100.00	100.00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (3)	61.16	61.16	Indonesia	Nickel
Valesul Aumínio S.A. (1)	100.00	100.00	Brazil	Aluminum
CVRD Australia Pty Ltd.	100.00	100.00	Australia	Coal

(1)	Subsidiary consolidated as from July 2006 (Note 9);

(2)	Subsidiary consolidated as from October 2006 (Note 9);

(3)	Through Inco Limited; and

(4)	See note 5.
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiaries are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on shareholders agreements. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3  Summary of significant accounting policies
The year ended condensed Balance Sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2007, March 31, 2007, and June 30, 2006 and for the six-month periods ended June 30, 2007 and June 30, 2006 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and the six-month periods ended June 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial information therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$1.9176 and R$2.1342 at June 30, 2007 and December 31, 2006, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. We classify interest and penalties in income taxes at our Statement of Income.

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

5	Major acquisitions, disposals and restructuring

In June 2007, we sold through a primary and secondary public offering 25,213,664 common shares, representing 57.84% of total capital, of our subsidiary Log-In Logística Intermodal S.A. for US$179, with a gain of US$155 and a capital gain of US$62. Now we hold 36.37% of the voting and total capital of this entity, which is recognized as an equity investee.

In May 2007, we sold in a public offering Usiminas shares, an available for sale investee, and received total proceeds of US$728 with a gain of US$456.
In May 2007, we acquired a further 6.25% of the total share capital from Empreendimentos Brasileiros de Mineração S.A. (EBM), which main asset is its interest in MBR, for US$231 and as a result, our stake in MBR is equivalent to direct and indirect 92.99% of total and voting capital. We simultaneously entered into an agreement with minority shareholders that gives us the right to use and profit from others ´ property including receipt of dividends with respect to EBM shares and full shareholder rights in relation to the remaining shares during the next 30 years for which we will make an initial payment of US$61 plus an annual fee of US$48 for the next 29 years under this agreement. The present value of the future obligation is recorded as a liability with an equivalent debit entry to minority interests.
We are pursuing various opportunities to become a large global player in coal businesses and in April 2007, we concluded the acquisition of 100% of CVRD Australia (former AMCI Holdings Australia Pty – AMCI HA), a private company held in Australia, which owns and operates coal mines in Australia for US$656. The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth below are preliminary and are subject to revision, which may be material.

Preliminary
Valuation
(Unaudited)
Purchase price	656
Book value of assets acquired and liabilities assumed, net	(213)
Adjustment to fair value of property, plant and equipment	(463)
Deferred taxes on the above adjustments	52

Goodwill	32

In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa held by Nucor do Brasil S.A. for US$20, which then became a wholly-owned subsidiary.

6	Acquisition of Inco

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel prossessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares for approximatelly US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

Pursuant to the amalgamation, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we now own 100.00% of share capital for which we paid on additional US$2 billion.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, which is close to ten years, as described in Note 10.

The purchase price allocation based on the fair values of acquired assets and liabilities was at first based on management’s preliminary internal valuation estimates. During the second quarter of 2007, we finalized such allocation based on complementary studies, performed by us with the assistance of external valuation specialists. Accordingly, the purchase price allocation adjustments in relation to the fair value of assets and liabilities acquired set forth below are finalized and the main difference in relation to our preliminary allocation refer to intangibles identified after the complementary studies. The revisions the allocation have no material effects on the results of the three months period ended March 31, 2007, previously reported.

Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.
On the preparation of this information our acquisition is of 100.00% of Inco ´s shares.

(Unaudited)
Total disbursements	17,023
Transaction costs	38

Purchase price	17,061
Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of inventory	(2,008)
Adjustment to fair value of property, plant and equipment and intangible assets	(12,723)
Change of control obligations	949
Adjustment to fair value of other liabilities assumed	795
Deferred taxes on the above adjustments	3,188

Goodwill	2,605

The main difference between the preliminary and final valuation is the increase in fair value of the nickel mines and the related deferred tax by which goodwill was reduced.
Pro forma information considers our acquisition of 100.00% of Inco as though completed on January 1, 2006.

				Six-month periods ended June 30,
	Three-month periods ended (unaudited)			(Unaudited)
	June 30, 2006			2006
	CVRD			CVRD
	Consolidated	Inco	Pro forma	Consolidated	Inco	Pro forma
Net operating revenues	4,146	1,814	5,960	7,486	3,025	10,511
Operating costs and expenses	(2,273)	(1,219)	(3,492)	(4,277)	(2,142)	(6,419)

Operating income	1,873	595	2,468	3,209	883	4,092
Non-operating income	166	(272)	(106)	263	(522)	(259)

Income before income taxes, equity results and minority interests	2,039	323	2,362	3,472	361	3,833
Income taxes	(238)	(101)	(339)	(533)	(106)	(639)
Equity in results of affiliates and joint ventures	184	—	184	340	—	340
Minority interests	(105)	(24)	(129)	(228)	(42)	(270)

Net income	1,880	198	2,078	3,051	213	3,264

7	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.

     The amount reported as income tax expense in our consolidated interim financial information is reconciled to the statutory rates as follows:

	Three-month periods ended (unaudited)
	June 30, 2007			March 31, 2007
							June 30,
	Brazil	Foreign	Total	Brazil	Foreign	Total	2006
Income before income taxes, equity results and minority interests	2,807	2,747	5,554	1,601	1,333	2,934	2,039

Federal income tax and social contribution expense at statutory enacted rates	(954)	(934)	(1,888)	(544)	(454)	(998)	(693)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	118	—	118	103	—	103	85
Difference on tax rates of foreign income	—	198	198	—	193	193	348
Difference on tax basis of equity investees	71	12	83	(64)	32	(32)	(18)
Tax incentives	65	—	65	52	—	52	44
Other non-taxable gains (losses)	39	(11)	28	45	(5)	40	(4)

Federal income tax and social contribution expense in consolidated statements of income	(661)	(735)	(1,396)	(408)	(234)	(642)	(238)

	Six-month periods ended June 30, (Unaudited)
	2007
	Brazil	Foreign	Total	2006
Income before income taxes, equity results and minority interests	4,408	4,080	8,488	3,472

Federal income tax and social contribution expense at statutory enacted rates	(1,499)	(1,387)	(2,886)	(1,180)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	221	—	221	176
Difference on tax rates of foreign income	—	391	391	462
Difference on tax basis of equity investees	7	44	51	(84)
Tax incentives	117	—	117	76
Other non-taxable gains (losses)	84	(16)	68	17

Federal income tax and social contribution expense in consolidated statements of income	(1,070)	(968)	(2,038)	(533)

We have certain income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Brazilian tax loss carry forwards have no expiration date.
We have also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.
Effective January 1, 2007 for U.S. GAAP purposes, we adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods disclosure and transition. The effect of first applying the provision of this interpretation was not material.

We are subject to examination by fiscal authorities up to 5 years concerning to operations in Brazil, 10 years concerning to Indonesia, and 5 and 6 years concerning to Canada except for Newfoundland that has no limit.
8	Inventories

		December 31,
	June 30, 2007	2006
	(Unaudited)
Finished products
Iron ore and pellets	435	325
Manganese and ferroalloys	113	94
Alumina	37	33
Aluminum	82	110
Kaolin	34	23
Copper concentrate	9	5
Nickel (co-products and by-products)	1,632	2,046
Coal	34	—
Others	26	40
Spare parts and maintenance supplies	925	817

	3,327	3,493

9	Investments in affiliated companies and joint ventures and other investments

	June 30, 2007				Investments		Equity Adjustments					Dividends received
										Six-month periods					Six-month periods
							Three-month periods ended (unaudited)			ended June 30, (Unaudited)		Three-month periods ended (unaudited)			ended June 30, (Unaudited)
				Net income
	Participation		Net	(loss) for		December 31,		March 31,					March 31,
	in capital (%)		equity	the period	June 30, 2007	2006	June 30, 2007	2007	June 30, 2006	2007	2006	June 30, 2007	2007	June 30, 2006	2007	2006
	voting	total			(Unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	98	11	50	40	(1)	6	7	5	16	—	—	—	—	22
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	78	18	40	42	4	6	2	10	7	16	—	—	16	13
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	70	20	35	40	5	5	5	10	14	—	—	11	—	11
Companhia Italo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	61	14	31	37	3	4	2	7	6	8	—	—	8	12
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	759	238	435	370	59	60	67	119	106	50	50	—	100	25
Minas da Serra Geral S.A. — MSG	50.00	50.00	52	3	26	25	1	1	1	2	1	—	—	1	—	1
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	—	—	—	4	—	18	—	—	—	—	—
Others	—	—	—	—	23	23	(1)	1	—	—	(2)	—	—	1	—	1

					640	577	70	83	88	153	166	74	50	13	124	85

Logistics
MRS Logística S.A	37.86	41.50	612	128	254	222	29	23	24	52	38	27	—	20	27	20
LOG-IN Logística Intermodal S.A. (7)	36.37	36.37	253	23	92	—	(2)	—	—	(2)	—	—	—	—	—	—

					346	222	27	23	24	50	38	27	—	20	27	20

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $131)	—	—	14,999	—	442	744	—	—	28	—	54	24	—	28	24	28
California Steel Industries Inc. — CSI	50.00	50.00	340	9	170	175	4	1	18	5	33	—	11	—	11	3
THYSSENKRUPP CSA Companhia Siderúrgica (8)	12.94	12.94	—	—	144	91	—	—	—	—	—	—	—	—	—	—

					756	1,010	4	1	46	5	87	24	11	28	35	31

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	356	105	142	164	20	22	14	42	26	28	29	22	57	59
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	8	—	12	—	—	—	—	—

					142	164	20	22	22	42	38	28	29	22	57	59

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	538	88	135	112	13	9	4	22	11	—	—	15	—	15
Shandong Yankuang International Company Ltd	25.00	25.00	86	(7)	21	23	(2)	—	—	(2)	—	—	—	—	—	—

					156	135	11	9	4	20	11	—	—	15	—	15

Nickel — available-for-sale investments (6)
Jubilee Mines N.L (cost $30)	4.87	4.87	—	—	86	79	—	—	—	—	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21)	1.80	1.80	—	—	105	45	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12)	9.30	9.30	—	—	52	21	—	—	—	—	—	—	—	—	—	—
Skye Resources Inc (cost $-18)	13.70	13.70	—	—	82	36	—	—	—	—	—	—	—	—	—	—
Heron Resources Inc (cost $3)	9.80	9.80	—	—	16	12	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	31	29	—	—	—	—	—	—	—	—	—	—

					372	222	—	—	—	—	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	34	23	—	—	—	—	—	—	—	—	—	—

					34	23	—	—	—	—	—	—	—	—	—	—

					1,460	1,554	35	32	72	67	136	52	40	65	92	105

Total	—	—	—	—	2,446	2,353	132	138	184	270	340	153	90	98	243	210

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$56 and US$ 50 in 2007 and 2006, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently. Dividends received included in equity adjustment;

(4)	Sold for US$ 418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006;

(6)	Investment held through Inco Limited;

(7)	Consolidated until May, 2007; and

(8)	Preoperating company.

10	Long-term debt

	Current liabilities		Long-Term liabilities
		December		December
	June 30, 2007	31, 2006	June 30, 2007	31, 2006
	(Unaudited)		(Unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	209	192	6,623	10,483
Others	18	4	302	152
Fixed Rate Notes — US$ denominated	—	112	6,800	6,785
Debt securities — export sales (*) — US$ denominated	70	86	233	259
Perpetual notes	—	—	86	86
Accrued charges	306	139	—	—

	603	533	14,044	17,765

Local debt
Denominated in Long-Term Interest Rate — TJLP/CDI	18	16	1,113	511
Denominated in General Price Index-Market (IGPM)	20	20	1	1
Basket of currencies	2	2	7	7
Non-convertible debentures	—	—	3,066	2,774
Denominated by U.S. dollars	43	107	53	64
Accrued charges	69	33	—	—

	152	178	4,240	3,357

Total	755	711	18,284	21,122

(*)	Debt securities secured by future receivables arising from certain export sales.
The long-term portion as of June 30, 2007 falls due in the following years (unaudited):

2008	689
2009	398
2010	2,435
2011	3,239
2012 thereafter	11,238
No due date (Perpetual notes and non-convertible debentures)	285

18,284

As of June 30, 2007 annual interest rates on long-term debt were as follows (unaudited):

3.1% to 5%	9,921
5.1% to 7%	2,305
7.1% to 9%	2,399
9.1% to 11%	320
Over 11%	3,998
Variable (Perpetual notes)	96

19,039

The indices applied to debt and respective percentage for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, were as follows (unaudited):

	%
		December 31,
	June 30, 2007	2006
TJLP — Long-Term Interest Rate (effective rate)	3.2	7.9
IGP-M — General Price Index — Market	1.5	3.8
Devaluation of United States Dollar against Real	(9.9)	(8.7)
Pursuant to the acquisition of Inco we executed various financial operations through December, 2006. After the execution of transactions, we completed the take out of the initial US$ 14.6 billion bridge loan, used to finance the Inco acquisition.
One of these transactions, on November 16, 2006, we issued a US$ 3.75 billion 10-year and 30-year notes. The US$ 1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.
The other transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of US$ 2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.8 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).
The other transaction, which closed on December 21, 2006, was a pre-export finance transaction of US$6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year. The last transaction involved the settlement of the bridge loan with cash and advance on export contracts, totaling US$2.25 billion occurred in April 2007.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity and interest coverage. We were in full compliance with our financial covenants as of June 30, 2007.
11	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds six preferred special share which confers to it permanent veto rights over certain matters.
On July 26, 2007 our Board of Directors approved a forward-stock split proposal which involves the exchange of each share, common or preferred class A, by two post-split shares. The split also involves the maintenance of the current American Depositary Receipt ratio at 1/1. The split has to be approved by an Extraordinary General Shareholders Meeting to be called soon.
In June 2007, we issued a US$ 1,880 million Mandatorily Convertible Notes due 2010. The notes will bear interest at 5.50% per year payable quarterly and an additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$ 1,296 million notes are mandatorily convertible into an aggregate maximum 28,291,020 common shares and the US$ 584 million notes are mandatorily convertible into an aggregate maximum 15,147,728 preferred class A shares. We currently hold the shares to be issued on conversion in treasury stock. The notes are not repayable in cash. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders equity.
On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares. After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 class “A” preferred shares and 1,499,898,858 common shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.
On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, executed during 180 days. As of December 31, 2006, when the program came to an end, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$19.98 (minimum cost of US$18.89 and maximum of US$ 20.74).
Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share.
In April, 2007, we paid US$825 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends.
In April 2007, through an Extraordinary Shareholders’ meeting the paid-in capital increased by US$4,187 million through reserves, without issue of shares. From that day the total paid-in capital is US$12,695 million.
Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month periods ended			Six-month periods ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net income for the period	4,095	2,217	1,880	6,312	3,051

Income available to preferred stockholders — basic	2,494	1,350	1,145	3,844	1,858
Income available to preferred stockholders — diluted	2,492	1,350	1,145	3,843	1,858
Income available to common stockholders — basic	1,601	867	735	2,468	1,193
Income available to common stockholders — diluted	1,603	867	735	2,469	1,193
Weighted average number of shares outstanding (thousands of shares) — common shares — basic	944,588	944,588	944,588	944,586	944,588
Weighted average number of shares outstanding (thousands of shares) — common shares — diluted (*)	947,697	944,588	944,588	946,149	944,588
Weighted average number of shares outstanding (thousands of shares) — preferred shares — basic	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608
Weighted average number of shares outstanding (thousands of shares) — preferred shares — diluted (*)	1,473,273	1,471,608	1,471,608	1,472,445	1,471,608
Basic earnings per Preferred Class A Share	1.69	0.92	0.77	2.61	1.25
Diluted earnings per Preferred Class A Share	1.69	0.92	0.77	2.61	1.25
Basic earnings per Common Share	1.69	0.92	0.77	2.61	1.25
Diluted earnings per Common Share	1.69	0.92	0.77	2.61	1.25
See terms of convertible notes described above.

(*)	As if the mandatorily convertible notes had been exercised at the date of its issuance.

12 Other Cumulative Comprehensive Income (deficit) (unaudited)

	Three-month periods ended			Six-month periods ended June 30,
	June 30, 2007	March 31, 2007	June 30, 2006	2007	2006
Comprehensive income is comprised as follows:
Net income	4,095	2,217	1,880	6,312	3,051
Cumulative translation adjustments	1,208	(44)	118	1,164	968
Unrealized gain (loss) on available-for-sale securities	(381)	315	(20)	(66)	(15)
Superavit (deficit) accrued pension plan	128	(9)	—	119	—
Cash flow hedge	24	(10)	—	14	—

Total comprehensive income	5,074	2,469	1,978	7,543	4,004

Taxes effect on other comprehensive income (expense) allocated to each component Unrealized gain on investments available-for-sales
Gross balance as of the period ended	314	892	112	314	112
Tax (expense) benefit	(109)	(306)	—	(109)	—
Net balance as of the period ended	205	586	112	205	112
Superavit Surplus (deficit) accrued pension plan Gross balance as of the period ended	716	528	—	716	—
Tax (expense) benefit	(244)	(184)	—	(244)	—
Net balance as of the period ended	472	344	—	472	—
13 Pension costs (unaudited)

	Three-month periods ended
	June 30, 2007			March 31, 2007			June 30, 2006
		Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Overfunded	pension	other	pension	pension	other	pension	pension	other
	pension plans	plans	benefits	plans	plans	benefits	plans	plans	benefits
Service cost — benefits earned during the period	3	15	5	1	14	4	1	—	—
Interest cost on projected benefit obligation	73	52	18	46	48	16	62	8	3
Expected return on assets	(135)	(60)	—	(86)	(55)	—	(98)	(2)	—
Amortization of initial transitory obligation	3	—	—	2	—	—	3	—	—
Net deferral	(5)	—	—	(2)	—	—	(8)	—	—

Net periodic pension cost	(61)	7	23	(39)	7	20	(40)	6	3

	Six-month periods ended June 30,
	2007			2006
		Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	Overfunded	pension	other	pension	pension	other
	pension plans	plans	benefits	plans	plans	benefits
Service cost — benefits earned during the period	4	29	9	2	—	—
Interest cost on projected benefit obligation	119	100	34	102	14	5
Expected return on assets	(221)	(115)	—	(162)	(4)	—
Amortization of initial transitory obligation	5	—	—	5	—	—
Net deferral	(7)	—	—	(12)	—	—

Net periodic pension cost	(100)	14	43	(65)	10	5

We previously disclosed in our consolidated financial statements for the year ended December 31, 2006, that we expected to contribute US$ 238 to our defined benefit pension plan in 2007. As of June 30, 2007, contribution of US$ 153 had been made. We do not expect any significant change in our previous estimate.

14	Commitments and contingencies

(a)	At June 30, 2007, we had extended guarantees for borrowings obtained by affiliates in the amount of US$2, as follows:

Affiliate	Amount of guarantee	Denominated currency	Purpose	Final maturity	Counter guarantees
SAMARCO	2	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

(b)	We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 135 million euros as at June 30, 2007. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

Additionally, in connection with the Girardin Financing, a special tax-advantage lease financing sponsored by the French Government related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$100.

(c)	Our subsidiaries and we are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2007 (Unaudited)		December 31, 2006
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	431	312	378	234
Civil claims	299	136	260	117
Tax — related actions	1,045	548	972	500
Others	25	2	31	1

	1,800	998	1,641	852

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents and return of land.

Tax – tax-related actions principally comprise our challenges of certain revenue taxes, value added taxes and uncertain tax positions – FIN 48. The initial adoption of FIN 48 had an impact of US$7 million on our financial statements at March 31, 2007, which relates to interests and penalties. Uncertain tax positions represented provisions for US$824 and US$808 at June 30, 2007 and March 31, 2007.

We continue to vigorously pursue our interest benefit in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 aggregated US$114, US$48 and US$781, respectively, and additional provisions aggregated US$133, US$45 and US$601, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$1,738 at June 30, 2007, for which no provision has been made.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In April 2007 we paid as remuneration to these “debentures” holders the amounts of $6. During the whole year of 2006 we paid US$6.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On June 30, 2007, US$26 of environmental liabilities and asset retirement obligations was classified in current liabilities (Others).

The changes are demonstrated as follows:

				Six-month periods
	Three-month periods ended			ended June 30,
		(unaudited)		(Unaudited)
	June 30,	March 31,	June 30,
	2007	2007	2006	2007	2006
Provisions for asset retirement obligations beginning of period	699	676	248	676	225
Accretion expense	7	12	6	19	12
Liabilities settled in the current period	(2)	(3)	(3)	(5)	(3)
Cumulative translation adjustment	56	14	1	70	18

Provisions for asset retirement obligations end of period	760	699	252	760	252

15	Segment and geographical information

We adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern, Southern and South transportation systems, including railroads, ports and terminals, as they pertain to our mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous – comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	As of and for the three-month periods ended (unaudited)
	June 30, 2007							March 31, 2007							June 30, 2006
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues - Export	5,158	3,976	14	975	48	(2,622)	7,549	4,415	3,482	14	813	22	(2,204)	6,542	3,649	378	15	877	19	(1,643)	3,295
Gross revenues – Domestic	859	159	405	164	—	(237)	1,350	770	109	331	159	—	(231)	1,138	697	27	364	82	—	(152)	1,018
Cost and expenses	(4,010)	(1,507)	(253)	(866)	(66)	2,859	(3,843)	(3,407)	(2,564)	(220)	(697)	(20)	2,435	(4,473)	(2,770)	(230)	(264)	(643)	(22)	1,795	(2,134)
Research and development	(31)	(80)	(3)	—	(38)	—	(152)	(16)	(59)	(2)	—	(36)	—	(113)	(31)	(18)	(2)	—	(50)	—	(101)
Depreciation, depletion and amortization	(222)	(248)	(24)	(28)	(3)	—	(525)	(197)	(149)	(25)	(20)	(1)	—	(392)	(151)	(23)	(15)	(14)	(2)	—	(205)

Operating income	1,754	2,300	139	245	(59)	—	4,379	1,565	819	98	255	(35)	—	2,702	1,394	134	98	302	(55)	—	1,873
Financial income	668	209	3	4	—	(807)	77	528	83	2	4	25	(521)	121	173	2	4	6	(7)	(133)	45
Financial expenses	(857)	(366)	(1)	(89)	(2)	807	(508)	(1,003)	(160)	(2)	(14)	(1)	521	(659)	(302)	(2)	(1)	(72)	(1)	133	(245)
Foreign exchange and monetary gains (losses), net	888	(13)	(5)	61	1	—	932	735	(8)	(3)	45	1	—	770	64	(53)	4	12	1	—	28
Gain on sale of investments	—	—	217	—	457	—	674	—	—	—	—	—	—	—	338	—	—	—	—	—	338
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	70	—	27	20	39	—	156	83	—	23	22	10	—	138	88	—	24	22	50	—	184
Income taxes	(655)	(661)	(7)	(73)	—	—	(1,396)	(394)	(200)	(3)	(45)	—	—	(642)	(197)	—	(4)	(36)	(1)	—	(238)
Minority interests	(14)	(150)	1	(56)	—	—	(219)	(21)	(88)	(2)	(102)	—	—	(213)	(30)	—	—	(75)	—	—	(105)

Net income	1,854	1,319	374	112	436	—	4,095	1,493	446	113	165	—	—	2,217	1,528	81	125	159	(13)	—	1,880

Sales classified by geographic destination:
Abroad market America, except United States	363	342	14	281	—	(297)	703	300	376	6	203	—	(217)	668	276	—	7	157	—	(153)	287
United States	120	731	—	42	18	(66)	845	95	650	—	69	22	(79)	757	156	2	—	3	19	(81)	99
Europe	1,667	687	—	482	—	(958)	1,878	1,373	551	3	348	—	(734)	1,541	1,257	169	2	380	—	(625)	1,183
Middle East/Africa/Oceania	235	66	—	15	30	(89)	257	194	111	—	44	—	(103)	246	193	112	—	106	—	(69)	342
Japan	517	651	—	155	—	(212)	1,111	425	526	—	149	—	(214)	886	366	8	—	142	—	(128)	388
China	1,889	503	—	—	—	(796)	1,596	1,662	268	4	—	—	(695)	1,239	1,131	6	5	89	—	(417)	814
Asia, other than Japan and China	367	996	—	—	—	(204)	1,159	366	1,000	1	—	—	(162)	1,205	270	81	1	—	—	(170)	182

	5,158	3,976	14	975	48	(2,622)	7,549	4,415	3,482	14	813	22	(2,204)	6,542	3,649	378	15	877	19	(1,643)	3,295
Domestic market	859	159	405	164	—	(237)	1,350	770	109	331	159	—	(231)	1,138	697	27	364	82	—	(152)	1,018

	6,017	4,135	419	1,139	48	(2,859)	8,899	5,185	3,591	345	972	22	(2,435)	7,680	4,346	405	379	959	19	(1,795)	4,313

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	June 30, 2007
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,384	515	2,899	(64)	2,835	(1,052)	1,783	(186)	1,597	14,691	632	49
Pellets	563	118	681	(26)	655	(450)	205	(20)	185	778	44	591
Manganese	16	5	21	(1)	20	(17)	3	(2)	1	72	1	—
Ferroalloys	80	53	133	(13)	120	(102)	18	(7)	11	191	4	—

	3,043	691	3,734	(104)	3,630	(1,621)	2,009	(215)	1,794	15,732	681	640

Non ferrous
Nickel and other products (*)	3,514	58	3,572	—	3,572	(1,203)	2,369	(220)	2,149	22,070	439	372
Potash	—	39	39	(3)	36	(24)	12	(6)	6	197	3	—
Kaolin	47	8	55	(2)	53	(62)	(9)	(7)	(16)	292	1	—
Copper concentrate	217	50	267	(11)	256	(116)	140	(19)	121	1,612	41	—

	3,778	155	3,933	(16)	3,917	(1,405)	2,512	(252)	2,260	24,171	484	372

Aluminum
Alumina	266	—	266	(4)	262	(199)	63	(15)	48	2,220	156	—
Aluminum	371	72	443	(14)	429	(221)	208	(9)	199	687	231	—
Bauxite	15	—	15	—	15	(18)	(3)	(2)	(5)	795	54	142

	652	72	724	(18)	706	(438)	268	(26)	242	3,702	441	142

Logistics
Railroads	—	333	333	(52)	281	(165)	116	(21)	95	793	5	346
Ports	—	66	66	(12)	54	(45)	9	(7)	2	1,061	13	—
Ships	5	10	15	(1)	14	(15)	(1)	—	(1)	39	4	—

	5	409	414	(65)	349	(225)	124	(28)	96	1,893	22	346

Others	71	23	94	(4)	90	(99)	(9)	(4)	(13)	2,200	5	946

	7,549	1,350	8,899	(207)	8,692	(3,788)	4,904	(525)	4,379	47,698	1,633	2,446

(*)	Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2007
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	net	amortization	Income	Net	Equipment	Investments
Ferrous
Iron ore	1,975	475	2,450	(72)	2,378	(800)	1,578	(173)	1,405	13,747	347	44
Pellets	508	106	614	(23)	591	(409)	182	(18)	164	709	10	570
Manganese	3	3	6	(1)	5	(9)	(4)	(1)	(5)	65	—	—
Ferroalloys	94	43	137	(11)	126	(107)	19	(4)	15	172	3	—

	2,580	627	3,207	(107)	3,100	(1,325)	1,775	(196)	1,579	14,693	360	614

Non ferrous
Nickel and other products (*)	3,156	43	3,199	—	3,199	(2,333)	866	(126)	740	18,588	434	294
Potash	—	32	32	(2)	30	(21)	9	(5)	4	187	6	—
Kaolin	42	8	50	(2)	48	(50)	(2)	(7)	(9)	280	31	—
Copper concentrate	121	25	146	(5)	141	(77)	64	(11)	53	1,482	40	—

	3,319	108	3,427	(9)	3,418	(2,481)	937	(149)	788	20,537	511	294

Aluminum
Alumina	243	—	243	(3)	240	(175)	65	(11)	54	1,941	70	—
Aluminum	324	72	396	(15)	381	(179)	202	(9)	193	435	15	—
Bauxite	10	—	10	—	10	(10)	—	—	—	687	44	122

	577	72	649	(18)	631	(364)	267	(20)	247	3,063	129	122

Logistics
Railroads	—	242	242	(41)	201	(111)	90	(21)	69	748	8	256
Ports	3	63	66	(12)	54	(38)	16	(3)	13	837	7	—
Ships	11	12	23	(2)	21	(23)	(2)	(2)	(4)	52	8	—

	14	317	331	(55)	276	(172)	104	(26)	78	1,637	23	256
Others	52	14	66	(2)	64	(53)	11	(1)	10	1,235	83	1,644

	6,542	1,138	7,680	(191)	7,489	(4,395)	3,094	(392)	2,702	41,165	1,106	2,930

(*)  Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended(unaudited)
	June 30, 2006
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,986	485	2,471	(73)	2,398	(959)	1,439	(122)	1,317	11,991	675	42
Pellets	313	90	403	(21)	382	(270)	112	(10)	102	523	30	580
Manganese	8	4	12	(1)	11	(17)	(6)	(1)	(7)	60	3	—
Ferroalloys	87	38	125	(10)	115	(117)	(2)	(4)	(6)	208	15	—

	2,394	617	3,011	(105)	2,906	(1,363)	1,543	(137)	1,406	12,782	723	622
Non ferrous
Potash	—	23	23	(2)	21	(11)	10	(7)	3	177	1	—
Kaolin	40	7	47	—	47	(34)	13	(7)	6	239	—	—
Copper concentrate	201	4	205	—	205	(55)	150	(12)	138	1,297	18	—

	241	34	275	(2)	273	(100)	173	(26)	147	1,713	19	—
Aluminum
Alumina	339	—	339	—	339	(204)	135	(8)	127	1,519	88	—
Aluminum	279	14	293	(1)	292	(111)	181	(6)	175	384	6	72
Bauxite	8	—	8	—	8	(7)	1	—	1	420	56	126

	626	14	640	(1)	639	(322)	317	(14)	303	2,323	150	198
Logistics
Railroads	—	272	272	(46)	226	(133)	93	(19)	74	693	26	167
Ports	—	64	64	(11)	53	(30)	23	(5)	18	226	1	—
Ships	15	11	26	(2)	24	(28)	(4)	(1)	(5)	3	—	—

	15	347	362	(59)	303	(191)	112	(25)	87	922	27	167
Others	19	6	25	—	25	(92)	(67)	(3)	(70)	1,046	42	777
	3,295	1,018	4,313	(167)	4,146	(2,068)	2,078	(205)	1,873	18,786	961	1,764

Results by segment — before eliminations (Aggregated) — (Unaudited)

	Six-month periods ended June 30, (Unaudited)
	2007							2006
				Holdings							Holdings
		Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues – Export	9,573	7,458	28	1,788	70	(4,826)	14,091	6,952	558	31	1,467	19	(3,092)	5,935
Gross revenues – Domestic	1,629	268	736	323	—	(468)	2,488	1,233	82	658	171	7	(283)	1,868
Cost and expenses	(7,417)	(4,071)	(473)	(1,563)	(86)	5,294	(8,316)	(5,347)	(391)	(494)	(1,153)	(26)	3,375	(4,036)
Research and development	(47)	(139)	(5)	—	(74)	—	(265)	(53)	(43)	(3)	—	(73)	—	(172)
Depreciation, depletion and amortization	(419)	(397)	(49)	(48)	(4)	—	(917)	(285)	(42)	(29)	(28)	(2)	—	(386)

Operating income	3,319	3,119	237	500	(94)	—	7,081	2,500	164	163	457	(75)	—	3,209
Financial income	1,196	292	5	8	25	(1,328)	198	334	2	12	8	(3)	(266)	87
Financial expenses	(1,860)	(526)	(3)	(103)	(3)	1,328	(1,167)	(578)	(4)	(3)	(134)	(5)	266	(458)
Foreign exchange and monetary gains (losses), net	1,623	(21)	(8)	106	2	—	1,702	190	5	(7)	98	1	—	287
Gain on sale of investments	—	—	217	—	457	—	674	347	—	—	—	—	—	347
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	153	—	50	42	49	—	294	166	—	38	38	98	—	340
Income taxes	(1,049)	(861)	(10)	(118)	—	—	(2,038)	(443)	—	(7)	(82)	(1)	—	(533)
Minority interests	(35)	(238)	(1)	(158)	—	—	(432)	(97)	—	—	(131)	—	—	(228)

Net income	3,347	1,765	487	277	436	—	6,312	2,419	167	196	254	15	—	3,051

Sales classified by geographic destination:
Abroad market
America, except United States	663	718	20	484	—	(514)	1,371	547	1	13	288	—	(325)	524
United States	215	1,381	—	111	40	(145)	1,602	260	5	—	6	19	(122)	168
Europe	3,040	1,238	3	830	—	(1,692)	3,419	2,407	264	8	668	—	(1,205)	2,142
Middle East/Africa/Oceania	429	177	—	59	30	(192)	503	376	116	—	138	—	(137)	493
Japan	942	1,177	—	304	—	(426)	1,997	728	37	—	268	—	(272)	761
China	3,551	771	4	—	—	(1,491)	2,835	2,087	16	8	89	—	(733)	1,467
Asia; other than Japan and China	733	1,996	1	—	—	(366)	2,364	547	119	2	10	—	(298)	380

	9,573	7,458	28	1,788	70	(4,826)	14,091	6,952	558	31	1,467	19	(3,092)	5,935
Domestic market	1,629	268	736	323	—	(468)	2,488	1,233	82	658	171	7	(283)	1,868

	11,202	7,726	764	2,111	70	(5,294)	16,579	8,185	640	689	1,638	26	(3,375)	7,803

Results by segment — before eliminations (Disaggregated) — (Unaudited)

	Six-month periods ended June 30, (unaudited)
	2007
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	4,359	990	5,349	(136)	5,213	(1,852)	3,361	(359)	3,002	14,691	979	49
Pellets	1,071	224	1,295	(49)	1,246	(859)	387	(38)	349	778	54	591
Manganese	19	8	27	(2)	25	(26)	(1)	(3)	(4)	72	1	—
Ferroalloys	174	96	270	(24)	246	(209)	37	(11)	26	191	7	—

	5,623	1,318	6,941	(211)	6,730	(2,946)	3,784	(411)	3,373	15,732	1,041	640

Non ferrous
Nickel and other products (*)	6,670	101	6,771	—	6,771	(3,536)	3,235	(346)	2,889	22,070	873	372
Potash	—	71	71	(5)	66	(45)	21	(11)	10	197	9	—
Kaolin	89	16	105	(4)	101	(112)	(11)	(14)	(25)	292	32	—
Copper concentrate	338	75	413	(16)	397	(193)	204	(30)	174	1,612	81	—

	7,097	263	7,360	(25)	7,335	(3,886)	3,449	(401)	3,048	24,171	995	372

Aluminum
Alumina	509	—	509	(7)	502	(374)	128	(26)	102	2,220	226	—
Aluminum	695	144	839	(29)	810	(400)	410	(18)	392	687	246	—
Bauxite	25	—	25	—	25	(28)	(3)	(2)	(5)	795	98	142

	1,229	144	1,373	(36)	1,337	(802)	535	(46)	489	3,702	570	142

Logistics
Railroads	—	575	575	(93)	482	(276)	206	(42)	164	793	13	346
Ports	3	129	132	(24)	108	(83)	25	(10)	15	1,061	20	—
Ships	16	22	38	(3)	35	(38)	(3)	(2)	(5)	39	12	—

	19	726	745	(120)	625	(397)	228	(54)	174	1,893	45	346
Others	123	37	160	(6)	154	(152)	2	(5)	(3)	2,200	88	946

	14,091	2,488	16,579	(398)	16,181	(8,183)	7,998	(917)	7,081	47,698	2,739	2,446

(*) Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (Disaggregated) — (Unaudited)

	Six-month periods ended June 30, (unaudited)
	2006
	Revenues
										Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Abroad	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	3,619	852	4,471	(130)	4,341	(1,819)	2,522	(235)	2,287	11,991	1,266	42
Pellets	688	177	865	(40)	825	(565)	260	(22)	238	523	37	580
Manganese	16	7	23	(2)	21	(24)	(3)	(2)	(5)	60	11	—
Ferroalloys	158	73	231	(19)	212	(201)	11	(8)	3	208	15	—

	4,481	1,109	5,590	(191)	5,399	(2,609)	2,790	(267)	2,523	12,782	1,329	622

Non ferrous
Potash	—	45	45	(3)	42	(25)	17	(9)	8	177	7	—
Kaolin	81	14	95	(3)	92	(75)	17	(13)	4	239	—	—
Copper concentrate	291	25	316	(5)	311	(108)	203	(20)	183	1,297	53	—

	372	84	456	(11)	445	(208)	237	(42)	195	1,713	60	—

Aluminum
Alumina	489	10	499	(2)	497	(342)	155	(16)	139	1,519	149	—
Aluminum	526	27	553	(3)	550	(223)	327	(12)	315	384	7	72
Bauxite	17	—	17	—	17	(16)	1	—	1	420	104	126

	1,032	37	1,069	(5)	1,064	(581)	483	(28)	455	2,323	260	198

Logistics
Railroads	—	486	486	(85)	401	(247)	154	(35)	119	693	52	167
Ports	—	118	118	(20)	98	(61)	37	(8)	29	226	2	—
Ships	29	18	47	(3)	44	(53)	(9)	(2)	(11)	3	—	—

	29	622	651	(108)	543	(361)	182	(45)	137	922	54	167
Others	21	16	37	(2)	35	(132)	(97)	(4)	(101)	1,046	113	777

	5,935	1,868	7,803	(317)	7,486	(3,891)	3,595	(386)	3,209	18,786	1,816	1,764

16	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed and all three are managed through derivative operations. These take the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

For new derivative contracts entered into since January 1, 2007, to protect against commodity prices on 80% aluminum product sales over the next two years we have designated such derivatives (forwards and zero-cost collars) as cash flow hedges. The effect of hedge accounting was not relevant to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest			Products by
	rates			aluminum
	(LIBOR)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at April 1, 2007	2	153	(46)	(293)	(306)	(20)	(26)	(536)
Financial settlement	3	(85)	4	39	69	24	4	58
Unrealized gains (losses) in the period	3	270	8	(18)	(117)	24	(2)	168
Effect of exchange rate changes	—	17	(3)	(20)	(1)	—	—	(7)

Unrealized gains (losses) at June 30, 2007	8	355	(37)	(292)	(355)	28	(24)	(317)

Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(3)	5	12	29	38	(12)	—	69
Unrealized gains (losses) in the period	(1)	160	(3)	8	(49)	(24)	(6)	85
Effect of exchange rate changes	—	4	(2)	(12)	3	—	—	(7)

Unrealized gains (losses) at March 31, 2007	2	153	(46)	(293)	(306)	(20)	(26)	(536)

Unrealized gains (losses) at April 1, 2006	(3)	1	(58)	(236)	—	—	—	(296)
Financial settlement	1	—	4	28	—	—	—	33
Unrealized gains (losses) in the period	1	1	(7)	(46)	—	—	—	(51)
Effect of exchange rate changes	—	—	—	2	—	—	—	2

Unrealized gains (losses) at June 30, 2006	(1)	2	(61)	(252)	—	—	—	(312)

Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	—	(80)	16	68	107	12	4	127
Unrealized gains (losses) in the period	2	430	5	(10)	(166)	—	(8)	253
Effect of exchange rate changes	—	21	(5)	(32)	2	—	—	(14)

Unrealized gains (losses) at June 30, 2007	8	355	(37)	(292)	(355)	28	(24)	(317)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Financial settlement	1	—	8	56	—	—	—	65
Unrealized gains (losses) in the period	2	1	(19)	(79)	—	—	—	(95)
Effect of exchange rate changes	—	—	(4)	(19)	—	—	—	(23)

Unrealized gains (losses) at June 30, 2006	(1)	2	(61)	(252)	—	—	—	(312)

Except for the cash flow hedges described above, unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.
     Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products by aluminum area	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008

We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise market risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.
Under United States GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At June 30, 2007, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure in variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under United States GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At June 30, 2007, unrealized net losses in respect of derivative instruments which were not qualified for hedge accounting under United States GAAP amounted to US$310.
Over-the-counter (OTC) forward and zero cost collar aluminum contracts are used to smooth the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no ineffectiveness hedge regarding these contracts since the inception of our cash flow hedge accounting program. At June 30, 2007, US$7 of deferred net losses on derivative instruments were recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.
* * *

Supplemental Financial Information (unaudited)
Additional Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA – Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.
(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “Investor Relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information - unaudited)

	Three-month periods ended			Six-month periods ended
	June 30,	March 31,	June 30,	June 30,
	2007	2007	2006	2007	2006

Current debt
Current portion of long-term debt - unrelated parties	755	746	1,115	755	1,115
Short-term debt	—	1,021	15	—	15
Loans from related parties	35	30	64	35	64

	790	1,797	1,194	790	1,194

Long-term debt
Long-term debt - unrelated parties	18,284	21,682	4,688	18,284	4,688
Loans from related parties	1	1	1	1	1

	18,285	21,683	4,689	18,285	4,689

Gross debt (current plus long-term debt)	19,075	23,480	5,883	19,075	5,883

Interest paid over:
Short-term debt	(39)	(1)	(4)	(40)	(6)
Long-term debt	(399)	(205)	(74)	(604)	(167)

Interest paid	(438)	(206)	(78)	(644)	(173)
EBITDA	5,057	3,184	2,176	8,241	3,805
Stockholders’ equity	29,085	22,142	17,208	29,085	17,208
LTM (2) EBITDA / LTM (2) Interest paid	13.00	15.63	23.76	13.00	23.76
Gross Debt / LTM (2) EBITDA	1.40	2.19	0.80	1.40	0.80
Gross debt / Equity Capitalization (%)	40	51	25	40	25

Financial expenses
Third party - local debt	(140)	(123)	(13)	(263)	(26)
Third party - foreign debt	(220)	(242)	(55)	(462)	(108)
Related party debt	(1)	(2)	(2)	(3)	(4)

Gross interest	(361)	(367)	(70)	(728)	(138)
Labor and civil claims and tax-related actions	(25)	(15)	(26)	(40)	(52)
Tax on financial transactions - CPMF	(32)	(53)	(18)	(85)	(39)
Derivatives (Interest rate / Currencies)	279	161	1	440	2
Derivatives (Gold / Alumina / Aluminium / Copper / Energy)	(161)	(76)	(55)	(237)	(122)
Others	(208)	(309)	(77)	(517)	(109)

	(508)	(659)	(245)	(1,167)	(458)

Financial income
Cash and cash equivalents	33	24	31	57	60
Others	44	97	14	141	27

	77	121	45	198	87

Financial expenses, net	(431)	(538)	(200)	(969)	(371)

Foreign exchange and monetary gain (losses), net (1)	932	770	28	1,702	287

Financial result, net	501	232	(172)	733	(84)

(1)	Includes foreign exchange gain (loss) on derivatives in the amount of US$14, US$10, US$1, US$24, US$23 for the three-month periods ended June 30, 2007, March 31, 2007 and June 30, 2006 and for the six-month periods ended June 30, 2007 and June 30, 2006, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

				Six-month periods ended
	Three-month periods ended			June 30,
	June 30,	March 31,	June 30,
	2007	2007	2006	2007	2006
Operating income	4,379	2,702	1,873	7,081	3,209
Depreciation	525	392	205	917	386

	4,904	3,094	2,078	7,998	3,595

Dividends received	153	90	98	243	210

EBITDA	5,057	3,184	2,176	8,241	3,805

Net operating revenues	8,692	7,489	4,146	16,181	7,486
Margin EBITDA	58.2%	42.5%	52.5%	50.9%	50.8%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month periods ended
	June 30, 2007		March 31, 2007		June 30, 2006

		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	4,095	4,095	2,217	2,217	1,880	1,880
Income tax — deferred	(87)	(87)	(191)	(191)	80	80
Income tax — current	1,483	—	833	—	158	—
Equity in results of affiliates and joint ventures and other investments	(156)	(156)	(138)	(138)	(184)	(184)
Foreign exchange and monetary gains, net	(932)	(1,224)	(770)	(772)	(28)	(75)
Financial expenses, net	431	(57)	538	173	200	40
Minority interests	219	219	213	213	105	105
Gain on sale of investments	(674)	(674)	—	—	(338)	(338)
Net working capital	—	1,029	—	352	—	(116)
Others	—	(193)	—	(54)	—	49

Operating income	4,379	2,952	2,702	1,800	1,873	1,441
Depreciation, depletion and amortization	525	525	392	392	205	205
Dividends received	153	153	90	90	98	98

	5,057	3,630	3,184	2,282	2,176	1,744

Operating cash flows		3,630		2,282		1,744
Income tax		1,483		833		158
Foreign exchange and monetary gains		292		2		47
Financial expenses		488		365		160
Net working capital		(1,029)		(352)		116
Others		193		54		(49)

EBITDA		5,057		3,184		2,176

	Six-month periods ended June 30,
	2007		2006
		Operating cash		Operating cash
	EBITDA	flows	EBITDA	flows
Net income	6,312	6,312	3,051	3,051
Income tax — deferred	(278)	(278)	133	133
Income tax — current	2,316	—	400	—
Equity in results of affiliates and joint ventures and other investments	(294)	(294)	(340)	(340)
Foreign exchange and monetary gains, net	(1,702)	(1,996)	(287)	(366)
Financial expenses, net	969	116	371	12
Minority interests	432	432	228	228
Gain on sale of investments	(674)	(674)	(347)	(347)
Net working capital	—	1,389	—	(903)
Others	—	(255)	—	151

Operating income	7,081	4,752	3,209	1,619
Depreciation, depletion and amortization	917	917	386	386
Dividends received	243	243	210	210

	8,241	5,912	3,805	2,215

Operating cash flows		5,912		2,215
Income tax		2,316		400
Foreign exchange and monetary gains		294		79
Financial expenses		853		359
Net working capital		(1,389)		903
Others		255		(151)

EBITDA		8,241		3,805

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Mário da Silveira Teixeira Júnior
Vice-President
Caio Marcelo de Medeiros Melo
Francisco Augusto da Costa e Silva
Hiroshi Tada
João Batista Cavaglieri
Jorge Luiz Pacheco
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes
Advisory Committees of the Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Luciano Siani Pires
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen
Fiscal Council
Marcelo Amaral Moraes
Chairman
Aníbal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Carla Grasso
Executive Officer for Human Resources and Corporate Services
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fabio de Oliveira Barbosa
Chief Financial Officer
Gabriel Stoliar
Executive Officer for Planning and Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
José Lancaster
Executive Officer for Copper, Coal and Aluminum
Murilo de Oliveira Ferreira
Executive Officer for Nickel Business Marketing and Sales
Copper and Aluminum
Tito Botelho Martins
Executive Officer for Corporate Affairs and Energy
Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 6, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations